                      Filed by: American Century Quantitative Equity Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                               Subject Company: Kopp Funds, Inc.
                                       Investment Company Act File No. 811-08267

PROXYVOTE.COM

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via the Internet. This e-mail notification contains information specific to your holding(s) in the mutual fund  identified  below.  Please read the  instructions carefully before proceeding.

This is a NOTIFICATION of the:

KOPP FUNDS 2007 Special Meeting of Shareholders.

MEETING DATE: January 12, 2007
RECORD DATE: November 13, 2006
CUSIP NUMBER: 500927405

ACCOUNT NUMBER: 3456789012345678901

CONTROL NUMBER: 012345678901

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[TELEPHONE SCRIPT]

Hello.  This is Craig Robinson from Kopp Funds.  I'm calling because you're a  shareholder  with  the  Kopp  Total  Quality  Management  Fund and we're requesting your vote on several important proposals concerning the Funds.

We  recently sent you a package containing information on the proposals and everything  you  need to vote your shares.  We ask that you vote as soon as
possible.   When  you  vote  promptly, it saves time, money, and energy, by helping us avoid sending you the materials again or calling to request your vote.

You  can vote quickly and easily by touch-tone phone, on the Internet or by
mail.   The  details  are  in  the  package  we  sent you.  If you have any questions, call us at 1-877-256-6083.

Please  vote.   All of us at Kopp Funds appreciate your prompt attention to this matter.

Thank you.  Goodbye.